News Release

FOR IMMEDIATE RELEASE:

CONTACT: Sandra K. Vollman
Chief Financial Officer
U.S. Can Corporation
(630) 678-8000

U.S. CAN REPORTS FOURTH QUARTER RESULTS

Lombard, IL, February 24, 2004 — U.S. Can reported that its net sales for its fourth quarter ended December 31, 2003 were $209.2 million compared to $201.4 million for the corresponding period of 2002, a 3.9% increase. Full year 2003 net sales increased 3.3 % to $822.9 million from $796.5 million for 2002. The increases for both periods are primarily due to the positive foreign currency impact on sales made in Europe, offset by sales decreases in the Paint, Plastic & General Line and Custom & Specialty business segments.

For the fourth quarter, U.S. Can reported gross income of $20.6 million or 9.9% to sales, compared to $24.4 million or 12.1% to sales in 2002. Fourth quarter 2002 gross income included a $2.5 million one-time pension income adjustment related to its UK defined benefit pension plan. The remainder of the decrease in 2003 primarily relates to lower margins as a result of less overhead absorption from lower production volume. Our inventory levels finished $10 million lower than 2002 levels even though current year international inventories were translated at higher foreign exchange rates. Full year 2003 gross income was $87.4 million versus $86.1 million for 2002. 2003 gross margins were positively impacted by overhead cost reductions realized as a result of the restructuring initiatives, which are now complete. These positive impacts were partially offset by manufacturing inefficiencies in the United Kingdom caused by the consolidation of our Southall operation and decreased production volumes due to improved inventory management as described above.

The Company has also initiated a customer and product line profitability review within its German food can business. As a result of this review, the Company intends to exit certain unprofitable customer relationships and product lines (representing less than 10% of International segment sales and less than 3% of total Company sales) during 2004. The Company will record restructuring charges related to these product line exits, primarily employee severance, but has not yet quantified the amount of the charges.

Selling, general and administrative expenses for the fourth quarter of 2003 were flat compared to the fourth quarter of 2002 and were $1.2 million lower for the full year. The 2003 expense decrease was due to the positive results from Company-wide cost savings programs.

Fourth quarter 2003 interest expense was $13.6 million as compared to $13.4 million for the fourth quarter of 2002, and $54.4 million and $51.3 million for the 2003 and 2002 annual periods, respectively. 2003 interest expense reflects higher average borrowings as compared to 2002 and also reflects the July 22, 2003 issuance of $125 million of 10 7/8% Senior Secured Notes due 2010 and the use of the proceeds to prepay $70.0 million of term loans and the reduction of borrowings under the revolving credit facility by $55.0 million. The repayments under the revolving credit facility did not reduce the $110.0 million amount available for borrowings under the facility. The Notes are secured, on a second priority basis, by substantially all of the collateral that currently secures the Company's Senior Secured Credit Facility.

Bank financing fees for the fourth quarter of 2003 were $1.6 million as compared to $1.0 million for the fourth quarter of 2002, and $6.1 million and $4.1 million for the 2003 and 2002 year to date periods, respectively. The 2003 increases are due to $1.5 million of fees incurred and expensed by the Company to amend its Senior Secured Credit Facility in connection with the above transactions. In addition, the Company incurred fees and expenses related to the offering and senior secured credit facility amendment that will be amortized over the life of the applicable borrowings. The amortization of these fees and all other deferred financing fees is included in Bank Financing Fees.

Income tax expense was $0.4 million for the fourth quarter of 2003 versus $42.1 million for the fourth quarter of 2002. Full year 2003 income tax expense was $3.1 million versus $37.6 million for

2002. During the fourth quarter of 2002, the Company recorded a valuation allowance as it could not conclude that it was "more likely than not" that all of the deferred tax assets of certain of its foreign operations will be realized in the foreseeable future. Accordingly, in 2003 the Company did not record an income tax benefit related to 2003 losses of those operations.

In 2002, in connection with the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, the Company recorded a net of tax, non-cash impairment charge of $18.3 million for the Custom & Specialty and International segments. The impairment charge had no impact on compliance with covenants under lending agreements.

The net loss before preferred stock dividends was $4.2 million for the fourth quarter 2003, compared to a net loss of $45.0 million for the fourth quarter 2002. The net loss before preferred stock dividends for 2003 was $13.5 million compared to $71.8 million for 2002.

Earnings before interest, taxes, depreciation, amortization, special charges relating to our restructurings and certain other charges and expenses, as defined under the terms of our Senior Secured Credit Facility ("Credit Facility EBITDA") was $19.7 million for the fourth quarter of 2003 and $22.9 million for the fourth quarter of 2002. Total 2003 Credit Facility EBITDA was $84.4 million for 2003, an increase of $2.7 million versus the same period of 2002. The Company considers Credit Facility EBITDA to be a useful measure of its current financial performance and its ability to incur and service debt. In addition, Credit Facility EBITDA is a measure used to determine the Company's compliance with its Senior Secured Credit Facility. The most directly comparable GAAP financial measure to Credit Facility EBITDA is net loss from operations before cumulative effect of accounting change. Below is a quantitative reconciliation of the loss from operations before cumulative effect of accounting change to Credit Facility EBITDA.

	4th Quarter		YTD	
	2003	2002	2003	2002
	(In millions)			
Net Loss Before Cumulative Effect of Accounting Change	$ (4.2)	$ (45.0)	$ (13.5)	$ (53.5)
Plus: Income Tax Provision	0.4	42.1	3.1	37.6
Plus: Interest Expense	13.6	13.4	54.4	51.3
Plus: Bank Financing Fees	1.6	1.0	6.1	4.1
Plus: Depreciation and Amortization	8.8	7.7	33.7	32.0
Plus: Special Charges	(0.2)	3.6	0.6	8.7
Plus: Other Add-backs as Specified in Lending Agreement	(0.3)	0.1	-	1.5
Credit Facility EBITDA	$ 19.7	$ 22.9	$ 84.4	$ 81.7

At year-end 2003, $42.1 million had been borrowed under the $110.0 million revolving loan portion of the Senior Secured Credit Facility. Letters of Credit of $13.3 million were also outstanding securing the Company's obligations under various insurance programs and other contractual agreements. In addition, the Company's reported cash balance was $23.5 million.

On November 13, 2003, the Company's subsidiary, May Verpackungen ("May"), finalized the terms of a two-year accounts receivable factoring arrangement. Under the terms of the agreement, May is factoring its customer accounts receivable, subject to a maximum of €12.0 million of receivables. May received its initial draw under the factoring agreement in December 2003 and used a portion of this draw to repay all of its borrowings under two bank facilities. In addition, one of May's lenders agreed to extend the existing facility for borrowings up to €1.3 million through June 30, 2004.

As permitted under its borrowing agreements, during the fourth quarter of 2003, the Company repurchased and cancelled $3.3 million of its 12 3/8% Senior Subordinated Notes due 2010. The notes were repurchased on the open market at a slight discount and the repurchase was funded from cash on hand. Based on its year-end senior debt to Credit Facility EBITDA position, the company will be unable to repurchase additional notes during the first quarter of 2004.

U.S. Can Corporation is a leading manufacturer of steel containers for personal care, household, automotive, paint and industrial products in the United States and Europe, as well as plastic containers in the United States and food cans in Europe.

Certain statements in this release constitute "forward-looking statements" within the meaning of the Federal securities laws. Such statements involve known and unknown risks and uncertainties which may cause the Company's actual results, performance or achievements to be materially different than future results, performance or achievements expressed or implied in this release. By way of example and not limitation and in no particular order, known risks and uncertainties include our substantial debt and ability to generate sufficient cash flow to service this debt; the timing and cost of plant closures; the level of cost reduction achieved through restructuring; the success of new technology; the timing of, and synergies achieved through, integration of acquisitions; changes in market conditions or product demand; loss of important customers or volume; downward product price movements; changes in raw material costs and currency fluctuations. In light of these and other risks and uncertainties, the inclusion of a forward-looking statement in this release should not be regarded as a representation by the Company that any future results, performance or achievements will be attained.

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http://www.uscanco.com

U.S. CAN CORPORATION
STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in Thousands)

	For the Three Months Ended		For the Year Ended	
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
Net Sales	$ 209,186	$ 201,364	$ 822,896	$ 796,500
Cost of Goods Sold	188,541	176,920	735,472	710,395
Gross Income	20,645	24,444	87,424	86,105
Selling, General and Administrative Expenses	9,499	9,282	36,665	37,853
Special Charges	(218)	3,634	612	8,705
Operating Income	11,364	11,528	50,147	39,547
Interest Expense	13,568	13,391	54,444	51,333
Bank Financing Fees	1,583	1,014	6,118	4,051
Loss From Operations Before Income Taxes	(3,787)	(2,877)	(10,415)	(15,837)
Provision for Income Taxes	398	42,110	3,105	37,637
Net Loss Before Cumulative Effect of Accounting Change	(4,185)	(44,987)	(13,520)	(53,474)
Cumulative Effect of Accounting Change, net of tax	-	-	-	(18,302)
Net Loss Before Preferred Stock Dividends	(4,185)	(44,987)	(13,520)	(71,776)
Preferred Stock Dividends	(3,690)	(3,308)	(13,821)	(12,521)
Net Loss	$ (7,875)	$ (48,295)	$ (27,341)	$ (84,297)

U.S. CAN CORPORATION
BALANCE SHEETS
AS OF DECEMBER 31, 2003 and 2002
(Unaudited)
(Dollars in Thousands)

	December 31, 2003	December 31, 2002
ASSETS		
Current Assets	$ 221,096	$ 229,607
Property, Plant and Equipment	243,373	241,674
Noncurrent Assets	112,719	107,545
Total Assets	$ 577,188	$ 578,826
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities	$ 163,308	$ 185,084
Long-Term Debt	535,767	523,529
Long-Term Liabilities	77,063	80,926
Preferred Stock	146,954	133,133
Stockholders' Equity	(345,904)	(343,846)
Total Liabilities and Stockholders' Equity	$ 577,188	$ 578,826